Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 IMO Icebreaker: Carrie George and Bob Leskow on Exploring Opportunities to Become More Agile Bob Leskow and Carrie George have both an intricate challenge and an exciting opportunity before them: Planning to harmonize the 2,500- employee Finance function across L3 and Harris. “As we work through this process, we’ve been very intentional about considering each other’s strengths while also seeing if there are additional solutions beyond what we’re currently doing,” says George, IMO Finance Lead and Senior Director of Finance for Harris. “We plan to take the best of both and add in some new ideas that will help us streamline the overall Finance function post-close.” “The pace can be likened to running a relay race while navigating a maze at the same time,” adds Leskow, L3’s IMO Finance Lead and former CFO for Aerospace Systems. “It’s both challenging and exciting, but we also must work together as a team to win. We have to rely on the expertise of the L3 and Harris leads of six interdependent subteams and coordinate with them on a weekly basis to ensure smooth handoffs and the overall success of the integration.” The subteams’ scope of operations is wide-ranging, and each will have distinct responsibilities when the merger closes: • Accounting will be responsible for closing the books, external reporting and passing audits. • Financial Planning & Analysis (FP&A) will handle consolidation of financial results and forecasts, driving external guidance. • Compliance will ensure adherence to government regulations and coordinate government communications and indirect cost allocations, with an initial focus on corporate expenses. • Tax will close the books at the end of the fiscal year and prepare new tax provision estimates. • Treasury will ensure proper structure to meet financial obligations at close. • Delegation Authority will coordinate management of corporate policies and procedures for decision-making and signing authority. According to Leskow and George, detailed planning is paramount, so they are taking a three-phased approach to managing the integration process:

• Phase 1: Close. Identify and work toward systems, tools and processes that need to be in place on the day of close. • Phase 2: Post-Close. Identify the tasks that cannot be worked until post-close due to limitations on data sharing. These tasks will be included in the 100-day plan. • Phase 3: Long-term Vision. Define a long-term vision for the combined company, which could take up to three years to fully roll out. “While preparing for close is our near-term objective, the end state is where we can really make a difference,” Leskow noted. “Our long-term goal is to improve processes and provide better tools for employees, so we can facilitate an even more agile and efficient workforce.” George echoed these thoughts, emphasizing that the integration team is preparing to put plans in place that will help the organization grow and offer employees new opportunities. “Take a program analyst in Finance, for example. We know that analysis is what they really enjoy doing,” George said. “If we can give them new tools to automate data entry, it will free up time for more analysis, which not only gives them more job satisfaction, but it also adds more value to the programs they support.” In the days immediately following close, Leskow says it will generally be business as usual, but as new systems, tools, policies and procedures are rolled out, communication and training will be provided to those affected. Whether looking short- or long-term, creating a combined Finance function that is stronger and more streamlined – and that employees are happy to be a part of – remains a primary goal. “I’m excited to have the chance to add value to what will become the combined L3 Harris culture,” George said. “It’s gratifying to have the opportunity to work with such talented people and know that our efforts will result in a more efficient and stronger L3 Harris Technologies.” Forward-Looking Statements Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Harris and L3 caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond Harris’ and L3’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition to factors previously disclosed in Harris’ and L3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Harris and L3 to terminate the definitive merger agreement between Harris and L3; the outcome of any legal proceedings that may be instituted against Harris, L3, or their respective directors; the risk that the stockholder approvals of Harris or L3 may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the Harris and L3 businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm Harris’ and L3’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of Harris or L3 to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on Harris’ or L3’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of Harris’ and L3’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact Harris’ or L3’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which Harris and L3 operate; and events beyond Harris’ and L3’s control, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the SEC.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither Harris nor L3 undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Harris’ and L3’s most recent reports on Form 10-K for the years ended June 29, 2018 and December 31, 2018, respectively, and any material updates to these factors contained in any of Harris’ and L3’s subsequent and future filings. As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication should not place any reliance on these forward-looking statements. Important Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. ("L3") and Harris Corporation ("Harris" and together with L3, the "parties"), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the "merger agreement"), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris filed with the SEC on February 14, 2019 an amendment to the registration statement on Form S-4 that was originally filed on December 14, 2018, that includes a joint proxy statement of the parties that also constitutes a prospectus of Harris. The registration statement was declared effective on February 20, 2019, and Harris filed with the SEC the definitive joint proxy statement/prospectus on February 25, 2019. The parties commenced mailing the definitive joint proxy statement/prospectus to their respective stockholders on or about February 25, 2019. The parties also may file with the SEC other relevant documents regarding the proposed transaction. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both of the parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the definitive joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC's website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties' respective stockholders in respect of the proposed transaction. Information regarding Harris' directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3's directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is included in the preliminary joint proxy statement/prospectus and will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.